Eastman Chemical Company

P.O. Box 431

Kingsport, TN 37660

Phone: (423) 229-5694

sking@eastman.com

May 22, 2012

VIA Electronic (EDGAR correspondence file) Supplemental Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long

Re:	Eastman Chemical Company

Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”)

Filed May 16, 2012

File No. 333-179975

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 22, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 10, 2012

File No. 001-12626

Dear Ms. Long:

On behalf of Eastman Chemical Company (“Eastman” or the “Company”) and as previously discussed between Era Anagnosti of the staff of the Division of Corporation Finance (the “Staff”) and Mark L. Hanson at Jones Day, counsel for the Company, I hereby submit our responses to the comments of the Staff contained in the letter of the Staff addressed to Theresa K. Lee, dated May 21, 2012, with respect to the referenced filings. The Company’s responses to the Staff’s comments are preceded by the text of the comments in your letter. All terms not defined in our responses have the meanings ascribed to those terms in the related filings.

Amendment No. 2 to Registration Statement on Form S-4

Note 5. Non-GAAP Financial Measures, page 58

1.	We note your repeated disclosure that the following items have been determined to be of an “unusual” or “non-recurring” nature and have been excluded from GAAP

Securities and Exchange Commission

May 22, 2012

measures: asset impairments, restructuring charges (gains), certain gains on the sale of investments and divestitures of businesses, MTM pension and OPEB plan adjustments, and financing and transaction costs related to the pending acquisition of Solutia. It does not appear that the aforementioned items are appropriately characterized as non-recurring, infrequent or unusual, as contemplated by Item 10(e)(1)(ii)(b) of Regulation S-K. Please revise your non-GAAP disclosures to remove the characterizations noted. Please also confirm to us that you will remove these characterizations in your future periodic reports. Please refer to Question 102.03 of the Non-GAAP CDI for additional guidance.

Management Response:

In response to the Staff’s comment, the Company proposes to revise its disclosure in “Note 5. Non-GAAP Financial Measures” in the Registration Statement to more clearly indicate the nature of the items excluded from the disclosed GAAP measures for the year ended December 31, 2011. In addition, the Company undertakes in future filings to more precisely characterize the nature of each item excluded from any non-GAAP measure so as to clearly indicate which, if any, of such items are considered “non-recurring, infrequent, or unusual”.

For case of reference, such revised disclosure, as proposed to be contained in “Note 5. Non-GAAP Financial Measures” is provided below (with the proposed new or revised disclosure from that contained in the Registration Statement being underlined):

NOTE 5.	NON-GAAP FINANCIAL MEASURES

In addition to evaluating financial condition and results of operations in accordance with GAAP, management also reviews and evaluates certain alternative financial measures not prepared in accordance with GAAP. Non-GAAP measures do not have definitions under GAAP and may be defined differently by and not be comparable to, similarly titled measures used by, other companies. As a result, management considers and evaluates non-GAAP measures in connection with a review of the most directly comparable measure calculated in accordance with GAAP. Management cautions investors not to place undue reliance on such non-GAAP measures, but also to consider them with the most directly comparable GAAP measure.

Eastman management evaluates and analyzes results and the impact on Eastman of strategic decisions and actions relating to, among other things, cost reduction, growth, and profitability improvement initiatives, and other events outside of normal, or “core,” business and operations, by considering financial results and measures both including and excluding certain items. The items excluded by Eastman management in its evaluation of results do not directly arise from Eastman’s core operations, and some such items are of an unusual or non-recurring nature. Specifically, as presented herein, Eastman has excluded asset impairments and restructuring charges (gains) and certain gains on the sale of investments and divestures of businesses, each of which results from various non-core transactions or events that do not impact Eastman’s results consistently (and, in the case of assets impairments and restructuring charges, are not cash transactions impacting profitability), as well as MTM pension and OPEB plan adjustments, as these adjustments arose from the application of a one-time change in accounting principle on a company-wide basis retrospectively applied to all prior periods. Because these non-core costs and gains materially affect Eastman’s financial condition or results in a specific period in which they are recognized, management also evaluates, and makes resource allocation and performance evaluation decisions based on, the related non-GAAP measures excluding such items. In addition to using such measures to evaluate results in a specific period, management believes that such measures may provide more complete and consistent comparisons of Eastman’s operational performance on a period-over-period historical basis and a better indication of expected future trends. Management discloses these non-GAAP measures, and the related reconciliations, because it believes investors use these metrics in evaluating longer-term period-over-period performance, and to allow investors to better understand and evaluate the information used by management to assess Eastman’s and its segments’ operating performance, make resource allocation decisions, and evaluate organizational and individual performance in determining certain performance-based compensation. As no material items of this nature were recognized by Eastman or Solutia during first quarter 2012, these measures are only presented for the year ended December 31, 2011.

	Year Ended December 31, 2011
		Earnings from Continuing Operations Before Nonrecurring Items (1)
(Dollars in millions, except per share amounts; unaudited)	Operating Earnings	Before Tax	After Tax	Per Diluted Share
Pro forma combined	$1,242	$1,074	$748	$4.74
Certain items:
Asset impairments and restructuring charges, net (2)(3)	11	11	10	0.07
Gains on sale of investments and divestiture of businesses (4)	(46)	(46)	(44)	(0.28)
Eastman MTM pension and OPEB adjustment (5)	144	144	88	0.55
Solutia MTM pension and OPEB adjustment (6)	56	56	41	0.26

Excluding items	$1,407	$1,239	$843	$5.34

(1)	As indicated in the introductory paragraphs to the unaudited pro forma condensed combined financial statements and Note 4 hereof, certain nonrecurring items directly attributable to the merger have been excluded from pro forma earnings from continuing operations before nonrecurring items.
(2)	Eastman asset impairments and restructuring charges (gains), net, include a $15 million gain from the sale of the previously impaired methanol and ammonia assets related to the terminated Beaumont, Texas industrial gasification project in second quarter and $7 million in restructuring charges primarily for severance associated with the acquisition and integration of Sterling Chemicals, Inc. in third quarter.
(3)	Solutia asset impairments and restructuring charges (gains), net, consist of $14 million in restructuring charges for severance, pension settlement, and other charges related to the relocation of European regional headquarters and $5 million for severance costs and share-based compensation expense on executive officer separation agreement.
(4)	Solutia gains on sale of investments and divestiture of businesses consist of a $29 million gain related to the sale of remaining two percent ownership interest in Ascend Performance Materials Holdings, Inc. and a $17 million gain on certain other rubber chemicals divestitures.
(5)	Eastman MTM adjustment for pension and OPEB plans actuarial net losses resulting from the change in pension and OPEB accounting methodology. See the paragraphs immediately preceding these Statements.
(6)	Solutia’s estimated MTM adjustment for pension and OPEB plans actuarial net losses.

Eastman Chemical Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 41

2.	We note the changes to the draft disclosures in your response to comment five in our letter dated May 2, 2012. In the expanded disclosure, you state that gross profit increased “primarily due to higher selling prices more than offsetting higher raw material and energy costs by approximately $120 million”, however, gross profit as a percentage of sales for 2011 decreased compared with 2010 “primarily due to selling prices increasing 14 percent while raw material and energy costs increased 32 percent.” Without additional analysis being provided, these two statements appear to be conflicting. Further, you did not quantify the impact of the change in sales volume and increased capacity utilization on the change in gross profit. Please confirm to us that you will provide a more comprehensive analysis that fully explains the material factors impacting gross profit for each period presented, including quantification of each material factor disclosed.

Securities and Exchange Commission

May 22, 2012

Management Response:

In response to the Staff’s comment, the Company confirms that it will in future filings provide a more comprehensive analysis that fully explains the material factors impacting gross profit for each period presented, which analysis will include a quantification of each material factor disclosed.

Forward-Looking Statements and Risk Factors, page 62

The Company could be materially adversely affected by disruptions to manufacturing operations or related infrastructure, page 63

3.	We note your response to comment eight in our letter dated May 2, 2012. In particular, we note that your response suggests that you have in fact experienced third-party breaches of your computer systems. In order to place the risks described in your current risk factor in appropriate context, in future filings please expand your disclosure to state that you have experienced cyber attacks and breaches.

Management Response:

In response to the Staff’s comment, the Company confirms that it will in future filings expand its disclosure to state that, while it has experienced breaches of its computer information systems, no such cyber attacks have had a material adverse effect on the Company’s operations.

1. Significant Accounting Policies, page 72

Impairment of Long-Lived Assets, page 73

4.	We note your response to comment nine in our letter dated May 2, 2012, in which you state you will disclose that long-lived assets are tested at the asset or asset group level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. This draft disclosure appears to reiterate the related guidance in ASC 360-10-35-23, rather than provide an investor with meaningful information about your application of the guidance in ASC 360. As net properties is approximately 50% of total assets, please confirm to us that you will revise your accounting policy in future filings to disclose the instances in which you test for impairment at the asset level and the instances in which you test for impairment at a higher level, along with an explanation as to what the asset groups represent (i.e., testing assets for impairment at the manufacturing facility level). In this regard, refer to ASC 235-10-05-4 and 50-3.

Securities and Exchange Commission

May 22, 2012

Management Response:

In response to the Staff’s comment, the Company confirms that it will revise its disclosure of significant accounting policies in future filings to disclose the instances in which the Company tests for impairment at the asset level and the instances in which the Company tests for impairment at a higher level, along with an explanation as to what the asset groups represent.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 28

5.	We note that you attribute the increase in sales to changes in volume, price, product mix and exchange rates in your quarterly and annual reports. Please confirm to us that you will provide investors with a better understanding as to how changes related to product mix impact sales. Without expanded disclosure there is a concern investors will not understand what factors fall under the volume category versus the product mix category. Further, changes in product mix may have an impact on the average selling prices and/or the average volume of products sold. Please refer to Item 303(b) of Regulation S-K and Sections 501.05 and 501.12.b. of the Financial Reporting Codification for Guidance.

Management Response:

In response to the Staff’s comment, the Company confirms that it will in future filings enhance its disclosure to provide investors with a better understanding as to how changes related to product mix impact sales.

6.	Please confirm to us that you will provide an analysis of gross profit at the consolidated level in future filings. Please ensure that the analysis provides investors with an understanding of all material, positive and negative factors impacting gross profit. To the extent that there is more than one material factor, please quantify the extent to which each factor contributed to the change in gross profit/gross profit margin. Please refer to comment 30 in our letter dated April 2, 2012, comment five in our letter dated May 2, 2012, Item 303(b) of Regulation S-K and Sections 501.05 and 501.12.b. of the Financial Reporting Codification for Guidance.

Securities and Exchange Commission

May 22, 2012

Management Response:

In response to the Staff’s comment, the Company confirms that it will in future filings provide an analysis of gross profit at the consolidated level to provide investors with an understanding of all material, positive and negative factors impacting this line item. To the extent there is more than one material factor, the Company confirms that it will in future filings quantify the extent to which each such factor contributed to the change in gross profit and/or gross profit margin.

7.	As previously requested in comment 24 in our letter dated April 2, 2012, please confirm to us that you will provide (a) an analysis of each segment’s operating earnings that provides an analysis of the underlying reasons for each material factor disclosed as contributing to the changes in operating earnings at the segment level and (b) quantification of the extent to which each material factor contributed to the change in the segment operating earnings to the extent that multiple factors contributed to the change. For example, you state that the increase in operating earnings for the Fibers Segment is due to higher selling prices, favorable shift in product mix, and higher raw material and energy costs. However, you do not provide investors with quantified information to allow for an understanding of the extent to which each of the three factors contributed to the increase. Further, it is unclear what the favorable shift in product mix was and how this shift contributed to the increase in operating earnings. Similar lack of analysis was also noted for the other segments. Please refer to Item 303(b) of Regulation S-K and Sections 501.05 and 501.12.b. of the Financial Reporting Codification for Guidance.

Management Response:

In response to the Staff’s comment, the Company confirms that it will in future filings provide (a) an analysis of each segment’s operating earnings that provides an analysis of the underlying reasons for each material factor disclosed as contributing to the changes in operating earnings at the segment level and (b) a quantification of the extent to which each such material factor contributed to the change in the segment operating earnings to the extent that multiple factors contributed to the change.

Liquidity, Capital Resources, and Other Financial Information, page 36

8.

In comment 32 in our letter dated April 2, 2012, we requested that you provide an analysis of the collectability of trade receivables, net in future filings, as this line item is material to total current assets and negatively impact operating cash flows for fiscal years 2011 and 2010. In your response letter dated April 20, 2012, you agreed to provide disclosures that explain material variances. For the three-months ended March 31, 2012, we note that the change in trade receivables, net has

Securities and Exchange Commission

May 22, 2012

continued to have a negative, material impact on operating cash flows for both periods presented. Further, trade receivables, net increased 17.1% as compared to December 31, 2011. In comparing quarterly sales for these two periods, the increase in sales does not appear to provide investors with a complete understanding for the continued increase in trade receivables, net. As such, we continue to request that you confirm to us that you will provide investors with an analysis of the collectability of your trade receivables, net (i.e., change in the aging, change in payment terms, change in revenue recognition, et cetera). Please also refer to Item 303(b)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Management Response:

In response to the Staff’s comment, the Company confirms that it will in future filings provide an analysis of the collectability of its trade receivables, net, including disclosures that explain material variances.

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Management Acknowledgement

The Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

May 22, 2012

Should you have any additional questions or comments on the above-referenced filings, please do not hesitate to contact me at the above telephone number or e-mail address, or Mark L. Hanson at Jones Day (telephone: (404) 581-8573; e-mail: mlhanson@jonesday.com). Thank you in advance for your prompt attention to this filing.

Sincerely,

/s/ Scott V. King
Scott V. King
Vice President, Controller, and Chief Accounting Officer

Enclosures

cc:	Theresa K. Lee, Eastman Chemical Company
Brian L. Henry, Eastman Chemical Company
Mark L. Hanson, Jones Day
Neil M. Simon, Jones Day
Paul J. Berra, III, Solutia Inc.
David Fox, Kirkland & Ellis LLP
William B. Sorabella, Kirkland & Ellis LLP